





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69190 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bardi Co. LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 W. 5th Street, Floor 26
(No. and Street)

| Los Angeles | CA | 90071 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Manfre 310-993-9960
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

| 18401 Burbank Blvd #120 | Tarzana | CA | 91356 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Chris Manfre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bardi Co. LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

MANAGING DIRECTOR

Title

SEE ATTACHED NOTARIAL CERTIFICATE

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☐ See Attached Document (Notary to cross out lines 1–6 below)
☑ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

2 _____

3 _____

_____

5 _____

6 _____

| Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any) |

---

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

---

State of California

County of ___Los Angeles___



LOURDES IRENE CASTRO
Notary Public - California
Los Angeles County
Commission # 2159871
My Comm. Expires Jul 15, 2020

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me

on this ___11___ day of ___February___, 20 __20__,
by           Date              Month           Year

(1) ___Cristiano L. Manfre___

(and (2) _____ ),
                    Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
                    Signature of Notary Public

—————————— OPTIONAL ——————————

*Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: ___Annual Audited Report | oath or Affirmation___

Document Date: ___02.11.2020___                    Number of Pages: _____

Signer(s) Other Than Named Above: _____

**BRIAN W. ANSON**
*Certified Public Accountant*

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Members of Bardi Co., LLC

### Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Bardi Co., LLC as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Bardi Co., LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Bardi Co., LLC 's management. My responsibility is to express an opinion on Bardi Co., LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Bardi Co., LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

### Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Bardi Co., LLC's financial statements. The Supplemental Information is the responsibility of the Bardi Co., LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Brian W. Anson
Certified Public Accountant
I have served as Bardi Co., LLC 's auditor since 2017.
Tarzana, California
January 29, 2020

## Bardi Co., LLC
## Statement of Financial Conditions
## December 31, 2019

| Assets | | 2019 |
|---|---|---|
| Cash | $ | 89,294 |
| Marketable Securities, at Fair Value | | 19,964 |
| Loan to Shareholders | | 16,000 |
| Accounts Receivables | | 12,994 |
| FINRA CRD | | 383 |
| Deposits | | 5,450 |
| Loan to Bardi Quant | | 10,000 |
| **Total Assets** | $ | **154,085** |

**Liabilities and Members' Equity**

| Current liabilities | | |
|---|---|---|
| Accounts Payables | | - |
| Business Credit Card | | 1,568 |
| Deferred Revenues | | 68,647 |
| Total Current Liabilities | | 70,215 |
| Members' Equity | | |
| Members' Equity | | 83,870 |
| Total Members' Equity | | 83,870 |
| **Total Liabilities and Members' Equity** | $ | **154,085** |

See Accompanying Notes to Financial Statements

## Bardi Co., LLC
## Statement of Income (Loss)
## For the Year Ended December 31, 2019

**Revenues:**

| | | |
|---|---:|---:|
| Commissions and Consulting Fees | $ | 164,845 |
| Interest Earned | | 1,619 |
| Realized Gains on Marketable Securities | | 615 |
| Unrealized gains on Marketable Securities | | 1,245 |
| **Total revenue** | | **168,324** |

**Expense:**

| | |
|---|---:|
| Bad Debt | 1,351 |
| Bank Charges | 505 |
| Commissions | 56,416 |
| Dues and Subscriptions | 320 |
| Insurance | 1,948 |
| Office Expense | 10,041 |
| Professional Services | 4,765 |
| Regulatory Fees | 3,567 |
| Rent | 43,394 |
| Travel and Entertainment | 24,309 |
| Marketing | 2,102 |
| Loss on Asset Disposal | 7,765 |
| Utilities | 4,009 |
| All Others | 1,193 |
| Total Expenses | 161,685 |

| | |
|---|---:|
| **Income (Loss) from Operation** | **6,639** |

**Income Tax Benefit (Expense):**

| | |
|---|---:|
| Current State Franchise Tax | (800) |
| Total Income Tax Expense | (800) |

| | | |
|---|---|---:|
| **Net Income (Loss)** | $ | **5,839** |

See Accompanying Notes to Financial Statements

**Bardi Co., LLC**
**Statement of Changes in Members' Equity**
**For the Year Ended December 31, 2019**

|  | Total |
|---|---|
| **Balance, December 31, 2018** | $ 38,030 |
| Members Contributions | 40,000 |
| Net Income (loss) | 5,839 |
| **Balance, December 31, 2019** | $ 83,870 |

## Bardi Co., LLC
## Statement of Cash Flows
## For the Year Ended December 31, 2019

|                                                                                     |     | 2019       |
| ----------------------------------------------------------------------------------- | --- | ---------- |
| **Operating activities**                                                            |     |            |
| Net income (loss)                                                                   | $   | 5,839      |
| Bad debt                                                                            |     | (1,352)    |
| Loss on Assets Disposal                                                             |     | 7,765      |
| (Gain) loss on sale of securities                                                   |     | (1,245)    |
|                                                                                     |     |            |
| Adjustments to reconcile net income (loss) to                                       |     |            |
| net cash provided (used) by operating activities:                                   |     |            |
|                                                                                     |     |            |
| Change in working capital components:                                               |     |            |
| Increase in Accounts Receivable                                                     |     | (11,407)   |
| Increase in FINRA CRD                                                               |     | (251)      |
| Increase in Credit Card Debt                                                        |     | 1,437      |
| Decrease in Accounts Payable                                                        |     | (5,500)    |
| Decrease in Deferred Revenues                                                       |     | (20,100)   |
| **Net cash Provided (Used) by Operating Activities**                                |     | **(24,814)** |
|                                                                                     |     |            |
| **Investing Activities**                                                            |     |            |
| Sale of Vehicle                                                                     |     | 14,000     |
| Increase in Lease Deposit                                                           |     | (250)      |
| Loan Repayment                                                                      |     | 4,000      |
| Loan to Shareholders                                                                |     | (10,000)   |
| **Net Cash Provided (Used) by Investment Activities:**                              |     | **7,750**  |
|                                                                                     |     |            |
| **Financing Activities**                                                            |     |            |
| Capital Contribution                                                                |     | 40,000     |
| **Net Cash provided (Used) by Financing Activities:**                               |     | **40,000** |
|                                                                                     |     |            |
| Net Increase (Decrease) in Cash and Equivalents                                     | $   | 22,936     |
|                                                                                     |     |            |
| Cash at 12/31/18                                                                    | $   | 66,358     |
| Cash at 12/31/19                                                                    | $   | 89,294     |
|                                                                                     |     |            |
| **Supplementary Information:**                                                      |     |            |
| Cash Paid for Interest                                                              | $   | -          |
| Cash Paid for Income Taxes                                                          | $   | 800        |

See Accompanying Notes to Financial Statements

## Note 1 - Organization and Nature of Business

Bardi Co., LLC (the "Company") was formed in the State of California on September 13, 2012. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

## Note 2 - Significant Accounting Policies

**Basis of Presentation** - The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:
- Private placements of securities
- Investment banking

**Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Securities Owned** - Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis and marked to market.

**Revenue Recognition** - Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. From time to time, the Company is engaged with agreements that entail refundable retainers; in such cases, retainers are recognized as revenues only once the service is actually provided to the client.

Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

In 2019, the Company's four top clients accounted for approximately 76% of total revenues.

**Income Taxes** - The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain.

Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2016 to present, generally for three years after they are filed.

### Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

Bardi Co., LLC
Notes to Financial Statements
December 31, 2019

### Fair Value Measurements on a Recurring Basis
### As of December 31, 2019

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Fixed Income | $6,431 |  |  | $6,431 |
| Common Stock | $13,533 |  |  | $13,533 |
| **Total** | **$19,964** |  |  | **$19,964** |

## Note 4 - Concentration of Risk

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation limits. The organization deposits its cash in high quality financial institutions, and management believes the organization is not exposed to significant credit risk on those amounts.

## Note 5 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-l also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $72,826, which was $67,826 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.96.

## Note 6- Operating Lease Commitments

During fiscal year 2019, the Company has leased three different office spaces in two separate locations. From January 1, 2019 through December 31, 2019 the Company leased two office spaces for approximately $3,400 every month at respectively Metro 417 and Regus in downtown Los Angeles. On May 1, 2019, the Company entered into a new twelve-month non-cancellable operating lease for another office space Metro 417, commencing May 1, 2019 and expiring April 30, 2020.

Management has reviewed ASC 842 Lease Accounting and does not believe that it is applicable to the Company because the two operating leases for office space expire respectively in four months, on April 30, 2020, and 11 months, on November 30, 2020.

At December 31, 2019, future minimum lease payments under these agreements were as follows:

For the Year Ending December 31, 2020: $10,974

Rent expense for the year ended December 31, 2019 was $43,394.

## Note 7 - Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

## Note 8 – Unearned Revenues

In 2019, the Company recorded deferred revenues for a total of $68,647 as related to three clients who paid refundable retainer fees. The Company anticipates that such revenues will be recognized in full during fiscal year 2020.

## Note 9 – Loan to Shareholders

On July 7, 2018, the Company loaned to Chris Manfre, shareholder and CEO, $20,000 with a five-year promissory note with an interest payable on the unpaid principle of 5.05% per annum. In July 2019, Chris Manfre paid interest of $1,010 and principal of $4,000. On July 19, 2019, the Company loaned to Bardi Quant L.P. $10,000 with a five-year promissory note with an interest payable on the unpaid principle of 3.65% per annum.

## Note 10 - Subsequent Events

The management has reviewed the results of operations for the period from its year end December 31, 2019 through January 29, 2020, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure. In January 2020, the Company loaned $20,000 to Bardi Quant L.P., $30,000 to the Company officer Chris Manfre, and the officer Chris Manfre withdrew $20,000 from his member's capital account.

# Bardi Co., LLC
## Schedule I – Computation of Net Capital Requirement
### December 31, 2019

**Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission:**

| | | |
|---|---|---:|
| Total Members' equity from financial condition | $ | 83,870 |
| Deduction and charges: | | |
| Non-allowable other assets | | (5,833) |
| Net capital before haircut charges | | 78,037 |
| Haircut on Investments | | (5,211) |
| **Net Capital** | | **72,826** |
| Aggregate Indebtedness: | | |
| Current liabilities | | 70,215 |
| Total Aggregate Indebtedness | | 70,215 |
| Computation of Basic Net Capital Requirement: | | |
| Net capital | | 72,826 |
| Minimum Net Capital Required | | 5,000 |
| **Excess net capital** | | **67,826** |
| **Excess net capital at 120%** | $ | **66,826** |
| Ratio:  Aggregate Indebtedness to Net Capital | | 0.96 |

**Reconciliation with Company's Computation:**

| | | |
|---|---|---:|
| Members' equity as reported in Company's Part II | | |
| Focus report (unaudited) | $ | 83,870 |

**Bardi Co., LLC**
**Schedule II – Computation for Determination of Reserve**
**Requirements Pursuant to Rule 15c3-3**
**December 31, 2019**

A computation of reserve requirement is not applicable to Bardi Co., LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

# Bardi Co., LLC
## Schedule III – Information Relating to Possession or Control
## Requirements under Rule 15c3-3
## December 31, 2019

Information relating to possession or control requirements is not applicable to Bardi Co., LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

**BRIAN W. ANSON**
*Certified Public Accountant*
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 401-8818

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Bardi Co., LLC
Los Angeles, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Bardi Co., LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bardi Co., LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (i) (the "exemption provisions") and (2) Bardi Co., LLC, stated that Bardi Co., LLC, met the identified exemption provisions throughout the most recent fiscal year without exception. Bardi Co., LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Bardi Co., LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
January 29, 2020



BARDI CO.

January 31, 2020

**Re: SEA Rule 17a-5(d) (4) Exemption Report**

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Bardi Co. LLC met the Section 204, 15c3-3 (k) (2) (i) exemption for the year 2019.

Sincerely,

Christiano Manfre'
Managing Director and FinOp

633 5th Street, Floor 28, Los Angeles, CA 90071 P: 323-977-9960 F: 877-774-1326 info@bardico.com